Exhibit 12.1
The historical ratios below were prepared on a consolidated basis using amounts calculated in accordance with U.S. GAAP, and, therefore, reflect all consolidated earnings and fixed charges.
The ratio of earnings to fixed charges was determined by dividing earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges consist of: (i) earnings from continuing operations before income tax provision and (ii) fixed charges, exclusive of capitalized interest. Total fixed charges consist of: (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to debt issuances, (ii) capitalized interest and (iii) an estimate of interest within rental expense. Earnings from discontinued operations related to the sale of Diversey Japan and the sale of Diversey and related fixed charges have been excluded. As of the date of this Annual Report on Form 10-K, no shares of our preferred stock were issued and outstanding.
SEALED AIR CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In millions)	2017	2016	2015	2014	2013
Earnings available to covered fixed charges:
Earnings from continuing operations before income tax provision	$393.3	$387.9	$291.4	$186.4	$104.1
Total fixed charges	215.9	210.4	216.4	279.5	353.0
Amortization of capitalized interest	6.5	6.3	5.9	5.8	5.8
Capitalized interest	(10.3)	(11.0)	(5.4)	(6.2)	(4.9)
Earnings available to cover fixed charges	605.4	593.6	508.3	465.5	458.0

Fixed charges:
Interest expense	$201.8	$199.4	$211.0	$273.3	$348.1
Capitalized interest	10.3	11.0	5.4	6.2	4.9
Interest component of rental expense(1)	3.8	9.2	9.6	11.7	12.5
Total fixed charges	$215.9	$210.4	$216.4	$279.5	$353.0

Ratio of earnings to fixed charges	2.8x	2.8x	2.3x	1.7x	1.3x

(1)    The interest component of rental expense has been deemed to be approximately 33% of rental expense.